Exhibit 21.1
LIST OF SUBSIDIARIES

Name	State of Organization
Intrepid Potash-Moab, LLC	Delaware
Intrepid Potash-New Mexico, LLC	New Mexico
Intrepid Potash-Wendover, LLC	Colorado
Moab Gas Pipeline, LLC	Colorado
Intrepid Aviation LLC	Colorado
203 E. Florence, LLC	Delaware
Intrepid Acquisition Sponsor, LLC	Delaware
Intrepid Acquisition Corporation I, LLC	Delaware